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                 May 12, 2020

       Benjamin P. Cowart
       Chief Executive Officer
       Vertex Energy, Inc.
       1331 Gemini Street, Suite 250
       Houston, TX 77058

                                                        Re: Vertex Energy, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 7, 2020
                                                            File No. 333-238054

       Dear Mr. Cowart:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              John S. Gillies